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13012775

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER
8-67824

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ICE Execution Services, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine O'Connor 212.323.8512
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(*Name – if individual, state last, first, middle name*)

55 Ivan Allen Jr. Blvd.	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2013
WASH, D.C.
193

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

EM
3/11/13

1302-1027489

Affirmation

I, Catherine O'Connor, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of ICE Execution Services, LLC, as of December 31, 2012, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Catherine O'Connor

Chief Compliance Officer,

Financial and Operations Principal

VALENTINA PAVELESCU
Notary Public, State of New York
No. 01PA6262101
Qualified in New York County
Commission Expires 05/21/2016

Notary Public

This report ** contains (check all applicable boxes):

✓ (a) Facing Page.
✓ (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

STATEMENT OF FINANCIAL CONDITION

ICE Execution Services, LLC, fka Ballista Securities LLC
(A Wholly-Owned Subsidiary of Ballista Holdings LLC)
As of December 31, 2012
With Report of Independent Registered Public Accounting Firm

(Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC document)
A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington D.C. and the New York regional office of the Securities and Exchange Commission, the region in which ICE Execution Services LLC has its principal place of business.

Ernst & Young LLP

ERNST & YOUNG

ICE Execution Services, LLC, fka Ballista Securities LLC
(A Wholly-Owned Subsidiary of Ballista Holdings LLC)

Statement of Financial Condition

As of December 31, 2012

Contents

1302-1027489

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308
Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

Management
ICE Execution Services, LLC

We have audited the accompanying statement of financial condition of ICE Execution Services, LLC (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ernst & Young

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ICE Execution Services, LLC as of December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 22, 2013

ICE Execution Services, LLC, fka Ballista Securities LLC
(A Wholly-Owned Subsidiary of Ballista Holdings LLC)

Statement of Financial Condition
(In thousands)

December 31, 2012

Assets		
Cash and cash equivalents	$	550
Deposit with clearing broker		1,000
Other assets		41
Total assets	$	1,591
Liabilities and member equity		
Liabilities:		
Accrued expenses	$	85
Due to affiliates		139
Total liabilities		224
Member equity		1,367
Total liabilities and member equity	$	1,591

See accompanying notes.

ICE Execution Services, LLC, fka Ballista Securities LLC
(A Wholly-Owned Subsidiary of Ballista Holdings LLC)

Notes to the Statement of Financial Condition

December 31, 2012

1. Organization and Description of Business

ICE Execution Services, LLC (the Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company was formerly known as Ballista Securities LLC until January 24, 2012. The Company was formed December 2007 as a single-member limited liability company with its sole member being Ballista Holdings LLC (the Parent). The Company offers a registered alternative trading system, which is an electronic trading platform designed for the execution of block equity options for institutional equity option traders. The system was developed by Trebuchet Holdings LLC (Trebuchet), an affiliated entity that is wholly-owned by the Parent (see Note 4).

Pursuant to an acquisition that closed on February 24, 2011, Ballista Holdings LLC became a wholly-owned subsidiary of IntercontinentalExchange, Inc. (ICE), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE). The Company elected to not reflect any purchase price adjustments from the transaction with ICE in the accompanying statement of financial condition. As of the acquisition date, the Company's trading platform was shut down and all trading activities of the Company ceased. These activities will resume once development of enhancements to the Company's trading platform is complete, which is anticipated to be the first quarter of 2013.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

2. Summary of Significant Accounting Policies

Basis of Presentation – The statement of financial condition and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles (U.S GAAP).

Revenue Recognition – The Company earns commission revenue in connection with transactions in securities and options trades executed on the trading platform. Commission revenue and related expenses are recorded at the time of trade execution. No revenues were earned by the Company in the year ended December 31, 2012, as all trading ceased upon acquisition of the Company by ICE in the prior year and will resume once development of enhancements to the platform is complete, which is anticipated to be the first quarter of 2013.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates also affect the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents – The Company considers all short-term, highly liquid investments with remaining maturities at the purchase date of three months or less to be cash equivalents.

Financial Instruments – The carrying amounts of other assets, deposit with clearing broker, accrued expenses, and due to affiliates approximate their fair values based on their short-term nature.

Off-Balance Sheet Risk and Concentration of Credit Risk – The Company's customers' assets transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of assets relative to customer transactions. These transactions may expose the Company to off-balance sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company maintains a deposit of $1.0 million with its clearing broker as collateral against this risk. The deposit is reflected in deposit with clearing broker in the accompanying statement of financial condition. The Company also has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker.

3. Commitments and Contingencies

Upon expiration of its sole lease agreement on February 29, 2012, the Company does not have any further ongoing lease commitments as of December 31, 2012, as all such lease commitments reside with ICE and its subsidiaries. The Company also had no further restrictions on the use of $106,000 in cash upon expiration of the Company's lease agreement.

3. Commitments and Contingencies (continued)

From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of business. The resolution of these matters has not historically had a material adverse effect on the Company's financial condition, results of operations, or liquidity. It is possible, however, that future results of operations for any particular period could be materially and adversely affected by any new legal proceedings and claims or developments relating to such proceedings and claims.

4. Related Party Transactions

The Company maintains services agreements with ICE and two of its wholly-owned subsidiaries, Creditex Group Inc. and YellowJacket, Inc. These agreements were entered into effective February 24, 2011 and are referred to collectively as "the Agreements." The Agreements provide for the sharing of expenses related to administrative and management services which include (but are not limited to) accounting, human resources, information technology and occupancy related costs.

On December 13, 2012, the Company entered into a service agreement with ICE Futures US, a wholly-owned subsidiary of ICE, for assistance with general administrative and management functions. No expenses were recognized during the year ended December 31, 2012 in connection with this services agreement as no functions had been performed by ICE Futures US as of December 31, 2012.

During the year ended December 31, 2012, the Company incurred expenses of $766,000 in accordance with the Agreements. At December 31, 2012, the Company owed $139,000 to ICE and its subsidiaries related to such expenses. Payments of this related party balance by the Company are due monthly and no interest is charged on the balance. Payments totaling $847,000 were made to ICE and its subsidiaries during the year ended December 31, 2012 related to the Agreements. Salaries, bonuses and benefits of certain personnel of ICE and its subsidiaries directly involved in the operations of the Company and registered representatives of the Company were charged based on allocated time.

4. Related Party Transactions (continued)

In addition to the agreements above, the Company has a licensing agreement with Trebuchet for the exclusive rights to use Trebuchet's options trading platform. Under this agreement, the Company is obligated to pay the affiliate a royalty fee equal to 2% of the net sales generated by the use of the trading platform. There was no royalty expense under the agreement for the year ended December 31, 2012 as no transaction revenue was earned by the Company.

5. Member Equity

On December 21, 2012, as a result of a corporate resolution, the Parent made a $1 million capital contribution to the Company to fund operations.

6. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The Company is also subject to certain notification provisions of the rule relating to the withdrawal of capital. The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined.

At December 31, 2012, the Company had net capital of $1.3 million which was $1.28 million in excess of its required net capital of $15,000. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1.

7. Income Taxes

The Company is a single-member limited liability company which is treated as a disregarded entity for federal income tax purposes and therefore not subject to federal or state and local income taxes. Accordingly, the Company makes no provision for federal or state and local income taxes.

8. Subsequent Events

On February 20, 2013, the Company increased the deposit with its clearing broker to $5 million to meet regulatory collateral requirements. To fund the $4 million increase in the deposit with its broker, the Company issued a demand promissory note in the amount of $3 million to ICE and received a $1 million capital contribution from its Parent. No other events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying statement of financial condition.

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